

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

<u>Via Email</u>

Derek Bartlett
President and Chief Executive Officer
Newport Gold, Inc.
1-336 Queen St. South
Mississauga, Ontario, Canada

> **Re:  Newport Gold, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed March 1, 2011**
> **File No. 0-52214**

Dear Mr. Bartlett:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form 10-12G</u>

<u>General</u>

1. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission, and you will become subject to the reporting requirements of the Exchange Act.  Please contact us if you wish to withdraw the filing prior to this time, so that it does not become effective in a deficient form.

2.  To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

3.  If applicable, please include your IRS Employer Identification Number on the cover page.

Business, page 3

4.  Please disclose in one of the first paragraphs of this section the amount of additional capital that you will need to raise in order to achieve your goals and objectives for the next 12 months, to commence your proposed two-phase exploration program on the Burnt Basin property, and to implement your business plan.  Also disclose, if true, that you have taken no concrete steps to implement your business plan.

Our Business – Mining Properties, page 4

Burnt Basin, page 4

5.  Clarify the amount of Net Smelter Return (NSR) royalties you have pre-paid to Mr. John Carson since 2003.  We note your risk factor disclosures on page 15 that "Mr. Carson has not been paid such annual payment for 2010 he has verbally agreed to an extension." Please reconcile this with your statement that you "have met the cash, share and expenditure commitments outlined in the agreement in order to earn the 100% interest in the property."

6.  Please define "MTO claims" at your first reference.

7.  We note your statement that the "Burnt Basin mineral claims were originally staked in 2002 by John Carson."  In light of your statement that pre-2005 claims are referred to as legacy claims, please explain how your Burnt Basin property consists of nine MTO claims and one legacy claims.

8.  Please reconcile your tenures from your Form 10-KSB to the tenures disclosed in your Form 10 and explain to us any differences between the tenure numbers.

Program of Exploration, page 10

9.  Please confirm whether your Phases I and II estimates need to be updated from the 2008 recommendations.

10. Clarify when and what parts of Phase I have been completed.  For example, we note your statement on page 11 that the "prospecting and rock sampling portion of the Phase I program" have been completed.

Other Recent Mining Properties, page 12

Inner Mongolia Property, page 12

11. Please update your disclosures to clarify that you have already abandoned your interests in the Inner Mongolia Property.

Financial Information, page 18

Liquidity and Capital Resources, page 20

12. Please disclose how long you will be able to remain operational with your cash and other capital resources on hand.  In this regard, we note that you had current resources of $233 on hand at September 30, 2010, but you have commitments to make annual CDN $10,000 prepaid NSR payments to Mr. Carson and to accrue compensation of $10,000 per month for your CEO.

Directors and Executive Officers, page 24

13. Explain the basis for the following qualifications:

   - GeoFinance Corporation as "a US public company"; and

   - "Mr. Kohls was an instrumental component of founding one of the more successful exploration organizations in the world."

14. Please revise Mr. Kohls' biography to include dates of prior employment and clarify his other currently employed positions.

15. We note your statement that "None of our executive officers currently spend 100% of his time on the business of the Company."  Please disclose the percentage of time the executive officers spend on the business of the Company.

Executive Compensation, page 25

16. Please update your disclosures to include your past fiscal year ended December 31, 2010.

17. We note your statement on page 19 that you began to accrue compensation for Mr. Bartlett in 2010.  Disclose the material terms of your employment agreement.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 27

18. Please correct the dates for fiscal years ended December 31, 2009 and 2010.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 30

19. It appears you have changed your auditor since filing your audited financial statements as of and for the year ended December 31, 2007. Please expand your disclosure to address any changes in your auditor that has occurred in the two most recent fiscal years or subsequent period. Refer to Item 304(a)(1) of Regulation S-K.

Financial Statements and Exhibits, page 30

20. Please file all amendments and updated versions of your material contracts. For example, we note that Exhibits 10.1 and 10.2 reference your historical claims.

21. Also, file the employment agreement with Mr. Bartlett pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Financial Statements, page F-1

22. Please amend your filing to include annual financial statements for fiscal year 2010 as well as any interim financial statements necessary to comply with Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

23. Please obtain and file an audit report that addresses the results of operations, cash flows and changes in stockholders' equity for the period from July 16, 2003 (inception) through December 31, 2010.

Consolidated Statements of Operations, page F-4

24. We note you have separately presented 'write-down of mineral interest' as an unusual item on the face of your financial statements. Please modify your presentation so as not to segregate this expense from your other operating expenses. Alternatively, tell us why you believe your current presentation is appropriate and how you applied the guidance of FASB ASC 225-20-45.

Derek Bartlett
Newport Gold, Inc.
March 31, 2011
Page 5

25. Please modify your presentation of net income/loss, comprehensive income/loss, and earnings/loss per share to present income amounts in positive numbers and loss amounts in negative numbers.

Consolidated Statements of Cash Flows, page F-6

26. We note you present your opening balance of bank indebtedness as 'cash, beginning of period'. Please note that bank indebtedness is not a negative cash equivalent but rather a form of borrowing. Please modify your presentation or tell us why you believe your current presentation is appropriate.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned, at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

CC: David Kaye
Kaye Cooper Fiore Kay & Rosenberg, LLP